Exhibit 99.1

CureVac and UK Government to collaborate on development of vaccines against SARS-CoV-2 variants

•	Collaboration combines expertise, resources and technology from both parties to develop and manufacture variant vaccines for commercial supply and distribution in the UK and its territories
•	Objective is to mitigate the effects of the current pandemic and to help manage future outbreaks by forming a rapid response unit leveraging the unique strengths of CureVac’s mRNA platform
•	Under this agreement, CureVac is expected to supply 50 million doses of variant vaccines to the UK, subject to regulatory approval

TÜBINGEN, Germany/ BOSTON, USA – February 05, 2021 – CureVac N.V. (Nasdaq: CVAC), a global biopharmaceutical company developing a new class of transformative medicines based on messenger ribonucleic acid (mRNA), today announced that it has entered a collaboration with the UK Government to develop and manufacture potential vaccine candidates against SARS-CoV-2 variants. Any resulting vaccine candidates will be manufactured and distributed in the UK and its overseas and dependent territories, subject to regulatory approval. The objective of the collaboration is to mitigate the effects of the current pandemic and help prepare against future SARS-CoV-2 outbreaks by working on multiple variant vaccines.

“One of the biggest challenges we continue to face in combating COVID-19 is the emergence of multiple variants, each of which poses a potentially significant threat to public health,” said Dr. Antony Blanc, Chief Business Officer and Chief Commercial Officer of CureVac. “The UK Government and its Vaccines Taskforce set up by BEIS has been at the forefront of surveillance, vaccine development and delivery of vaccines for deployment during this pandemic. At CureVac, we believe we have the ability to quickly adapt our mRNA technology to address current variants and prepare for the emergence of new strains. This collaboration is expected to bring to bear our significant combined forces to ensure vaccines keep winning against COVID-19.”

Dr Clive Dix, Interim Chair of the UK Vaccines Task Force added : “Today’s agreement will help ensure the UK is best prepared against the emergence of any significant new virus variant as mRNA vaccines can be rapidly adapted to be effective against new virus variants more easily than traditional vaccine technologies. We are constantly tracking the virus so we can identify any significant new variant as quickly as possible; therefore, as part of this agreement, CureVac and the UK Government will assess multiple virus variants and are expected to generate multiple vaccine candidates against those selected.”

The research and development collaboration combines CureVac’s resources and technological expertise in mRNA vaccine development with the scientific experience of the Vaccines Taskforce (VTF) and the UK’s network of experts and capabilities in SARS-CoV-2 vaccine research and development. As part of the collaboration, the VTF, informed by the newly-formed Variant Vaccine Expert Advisory Group, and CureVac, with its unique mRNA vaccine platform, will assess multiple SARS-CoV-2 variants and are expected to generate vaccine candidates against those selected. Clinical studies will be expedited in the UK in order to secure emergency or conditional marketing authorizations for selected vaccine candidates against the most threatening variant viruses.

CureVac will also transfer its technology to enable the manufacturing of clinical and commercial quantities of any vaccines that result from the collaboration, as well as manufacturing of CureVac's existing vaccine against SARS-CoV-2 (CVnCoV), which is currently in Phase 3 clinical trials.

The collaboration with the VTF and the UK government complements and accelerates CureVac´s COVID-19 program and its ability to contribute to stopping the pandemic. CureVac’s CVnCoV vaccine candidate currently in development is supported by Bayer, and CureVac is co-developing its next-generation COVID-19 vaccine candidates with GlaxoSmithKline (GSK). Both collaborations will benefit from the variants developed with the VTF.

Subject to regulatory approval, the agreement includes an initial supply of 50 million doses of variant vaccines to the UK with some production expected to take place in the UK. Additionally, the agreement foresees that manufacturing capabilities will be in place for rapid production of large quantities of variant vaccines for the UK if and when needed over the next three years. CureVac is expecting to use its broader manufacturing network to produce variant vaccine candidates for global supply.

CureVac tackling COVID-19

CureVac began development of mRNA-based COVID-19 vaccine candidates in January 2020. The vaccine candidate chosen for first clinical development, CVnCoV, is an optimized, non-chemically modified mRNA, encoding the prefusion stabilized full-length spike protein of the SARS-CoV-2 virus, and formulated within Lipid Nanoparticles (LNPs). Phase 1 and 2a clinical trials of CVnCoV began in June and September 2020, respectively. Phase 1 interim data reported in November 2020 showed that CVnCoV was generally well tolerated across all tested doses and induced strong antibody responses in addition to first indication of T cell activation. The quality of immune response was comparable to recovered COVID-19 patients, closely mimicking the immune response after natural COVID-19 infection. In December 2020 CureVac initiated a pivotal Phase 2b/3, the HERALD study, with a 2µg dose of CVnCoV.

CureVac has entered into several strategic partnerships for the further development, production and commercialization of CVnCoV. The company entered into a collaboration agreement with Bayer in January 2021 with regards to CureVac´s current CVnCoV currently in clinical Phase 2b/3. Earlier this week, CureVac and the British pharmaceutical company GlaxoSmithKline (GSK) agreed to jointly develop next-generation multi-valent mRNA vaccines against COVID-19. The development of new vaccine candidates is strengthened by a partnership with the UK Government and its Vaccines Taskforce, which CureVac entered in February 2021. GSK will also potentially contribute to this collaboration. Clinical trial and commercial material is provided by the company’s substantial production capacities for mRNA vaccines at its headquarters in Tübingen, supported by the current expansion of manufacturing capacities in Europe, allowing broad-scale manufacturing of CVnCoV for potential commercial supply preparedness.

About CureVac
CureVac is a global biopharmaceutical company in the field of messenger RNA (mRNA) technology, with more than 20 years of expertise in developing and optimizing the versatile biological molecule for medical purposes. The principle of CureVac's proprietary technology is the use of non-chemically modified mRNA as a data carrier to instruct the human body to produce its own proteins capable of fighting a broad range of diseases. Based on its proprietary technology, the company has built a deep clinical pipeline across the areas of prophylactic vaccines, cancer therapies, antibody therapies, and the treatment of rare diseases. CureVac had its initial public offering on the New York Nasdaq in August 2020. It is headquartered in Tübingen, Germany, and employs more than 500 people at its sites in Tübingen, Frankfurt, and Boston, USA. Further information can be found at www.curevac.com.

CureVac Media Contact

Thorsten Schüller, Vice President Communications

CureVac, Tübingen, Germany

T: +49 7071 9883-1577

thorsten.schueller@curevac.com

CureVac Investor Relations Contact

Dr. Sarah Fakih, Vice President Investor Relations

CureVac, Tübingen, Germany

T: +49 7071 9883-1298

M: +49 160 90 496949

sarah.fakih@curevac.com

Forward-Looking Statements

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For further information, please reference the company’s reports and documents filed with the U.S. Securities and Exchange Commission (SEC). You may get these documents by visiting EDGAR on the SEC website at www.sec.gov.